April 4, 2025

VIA EDGAR

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Royalty Pharma plc

Form 10-K for the period ended December 31, 2024

Filed February 12, 2025

File No. 001-39329

Dear Ms. Parikh and Mr. Vaughn,

This letter responds to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to Terrance Coyne, Chief Financial Officer of Royalty Pharma plc (the “Company”), dated March 28, 2025, regarding the above-referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 10-K for the period ended December 31, 2024

Management’s Discussion and Analysis

Critical Accounting Policies and Use of Estimates, page 71

1.

You disclose on page 99 that in 2024 you refined your methodology to value your financial royalty assets. Please address the following regarding this change in methodology, with a view to revising your disclosures in future filings:

•

Identify and to the extent possible quantify how this change impacted your valuation of financial royalty assets in 2024 and in subsequent periods compared to your previously used methodology. Refer to Item 303(b)(3).

•

You disclose that your decision to begin using the Monte Carlo model “given the growing complexity of the portfolio.” Explain how your use of the model impacts the valuation outcomes for your traditional royalty assets compared to your synthetic royalty assets.

•	As part of your response, please provide your proposed disclosure changes to be made in future filings

In response to the Staff’s comment in the first bullet of Comment 1 regarding the impact due to the change in the valuation methodology and reference to Item 303(b)(3), the Company respectfully advises the Staff that the disclosure of fair value on page 99 of its Form 10-K does not impact the Company’s financial condition or results of operations. The Company accounts for its financial royalty assets under ASC 310 and measures them at amortized cost using the prospective effective interest method described in ASC 835. The Company only discloses the fair value for such assets following the rules prescribed by ASC 825-10-50-10 through 50-15. Because financial royalty assets

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

are not accounted for at fair value, the requirements in Item 303(b)(3) are not directly applicable to the disclosure of the fair value of such assets, nor the impact of the 2024 methodology change from a discounted cash flow to a Monte-Carlo model to derive the fair value disclosed. The Company respectfully advises the Staff that the adoption of the Monte-Carlo model in 2024 did not have a material impact in the determination of fair value, which resulted in an increase to the disclosed fair value of approximately 6% compared to the Company’s legacy discounted cash flow approach for 2024.

In response to the Staff’s comment in the second bullet of Comment 1 regarding the Monte-Carlo model’s impact to the valuation outcomes for traditional versus synthetic royalty assets, the Company respectively advises the Staff that the reference to traditional or synthetic royalty assets only relates to the origin of a royalty asset and not to its economic features or complexity. A traditional royalty asset refers to the acquisition of an existing contractual right to a payment based on a percentage of top-line sales from a licensee’s use of a product, technology or intellectual property. These may also be generated through other forms of legal contracts other than license agreements, such as collaboration arrangements, asset acquisitions, or legal settlements. A synthetic royalty asset is a newly created contractual right to a percentage of top-line sales payable by the developer or marketer of a therapy to a royalty investor in exchange for funding. The unique attributes of a royalty asset’s economic terms, which may include royalty tiers, milestone payments, caps and floors, are more impactful to the valuation under a Monte-Carlo framework as opposed to its characterization as a traditional vs. synthetic royalty asset. As royalty monetization transactions continue to gain acceptance in the biopharma sector and the Company’s portfolio grows to include more complex financial royalty assets, the Company believes the Monte-Carlo Approach captures the significant uncertainty and variability associated with these option-like features.

To improve the clarity of the fair value disclosure for financial royalty assets, we plan to expand the fair value disclosure going forward starting in our Form 10-Q for the quarter ended March 31, 2025, as follows:

Fair Value Disclosure of Financial Assets Not Measured at Fair Value

Financial royalty assets are not measured at fair value. Instead, they are measured and carried at amortized cost using the effective interest method on the condensed consolidated balance sheets. Financial royalty assets do not include our entire portfolio of investments, and specifically exclude the following:

•

development-stage product candidates where the funding was (i) expensed as upfront R&D upon acquisition (e.g., Trodelvy and Nurtec ODT), (ii) expensed as ongoing R&D (e.g., our funding arrangement for litifilimab with Biogen) or (iii) treated as a derivative instrument (e.g., CK-586); and

•	contractual funding arrangements (e.g., the MorphoSys Development Funding Bonds and the Cytokinetics Funding Arrangements), which are accounted for as available for sale debt securities.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

We used a Monte Carlo simulation under the option pricing framework to calculate the fair value of our portfolio of financial royalty assets for disclosure as of March 31, 2025 and December 31, 2024. In 2024, we refined our methodology to calculate the fair value given the growing complexity of our royalty investments, which may include features such as milestone payments, royalty tiers, caps, and floors that could alter the cash flows based on future commercial, clinical, or regulatory outcomes.

The Monte Carlo model allows us to simulate a range of different outcomes based on various inputs, primarily the underlying projected product sales of each royalty bearing product, to project the cash flows, including royalty receipts and milestone payments, based on each of the simulated sales scenarios. The Monte Carlo methodology also takes volatility at the sales level into consideration. The fair value of financial royalty assets disclosed herein is classified as Level 3 within the fair value hierarchy since it is determined based on inputs that are both significant and unobservable.

*   *   *

Please do not hesitate to contact me by telephone at (212) 883-2276 or via e-mail at tcoyne@royaltypharma.com with any questions regarding this correspondence.

Very truly yours,

/s/ Terrance Coyne
Terrance Coyne
Executive Vice President and Chief Financial Officer

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